SEALSQ Updates on 2024 Strategic Initiatives and Major Milestones

Strategic Initiatives Include the Launch of Quantum-Resistant Secure Chips and Partnerships to Establish Chip Design and Customization Centers

Despite Temporarily Slowdown in H1 2024, Expects a Stronger H2 and Return to Growth in 2025

Geneva, Switzerland – July 25, 2024: SEALSQ Corp ("SEALSQ" or "Company") (NASDAQ: LAES), a leader in developing and selling semiconductors, PKI, and post-quantum technology hardware and software products, announces significant progress made on strategic initiatives in the first half of 2024. These developments underscore SEALSQ’s commitment to innovation and its strategic positioning for future growth in the rapidly evolving cybersecurity landscape.

Financial Highlights and Business Pipeline

As previously stated, 2024 was always expected to be a transitional year for SEALSQ. Preliminary unaudited revenue for H1 2024 of approximately $5 million is reflective of this anticipated slowdown in traditional semiconductor demand. The temporary slowdown is attributable to two main factors: the excess component inventories at legacy customers post-capacity shortage crisis (a global issue affecting all semiconductor companies), and the decline in orders for legacy products as select large SEALSQ customers are deferring new orders until after the development of next-generation chips.

The Company anticipates a stronger H2 2024 and a return to growth in 2025, as it expects supply chain issues and inventory issues to be resolved thus the demand from legacy customers to return to pre-shortage levels. Additionally, as reported in the Company’s H1 update, SEALSQ’s robust new business pipeline is valued at $71 million, reflective of new customers awaiting the Company’s next-generation semiconductors, which it expects to be available in 2025. Optimism is further strengthened by expected growth in Matter certification, the launch of the SSL certificate injection service at the device level, and global enforcement of new IoT security standards such as the US Cyber Trust Mark and the EU Cyber Resilience Act.

SEALSQ’s strong cash position of $19 million is sufficient to support the Company through the current revenue slowdown and fund the development of its Post-Quantum chip (QUASARS). Anticipating a challenging 2024, the Company took proactive measures to ensure uninterrupted project development and progress towards the commercial launch of next-generation products.

The new business pipeline is expected to positively impact revenues as early as Q2 2025. In addition to its solid cash position, the Company has converted the entire first tranche and 90% of the second tranche of the Convertible Loan Notes issued in 2023, and reduced debt to related parties by $5 million during H1 2024. Overall, SEALSQ remains well-positioned to pursue long-term value for shareholders.

Launch of Quantum-Resistant Secure Chips

SEALSQ remains set to launch its new range of Quantum Resistant, or Post-Quantum Secure Chips, including the QS7001 and QVault TPM, by Q4 2024. The QS7001 engineering samples are expected to be available for order by Q4 2024, with the TPM version ready by year-end 2024. These secure chips are based on a RISC-V Quantum Resistant and CCEAL5+ hardware platform, offering CC EAL 5+ certified security optimized for Kyber and Dilithium quantum-resistant algorithms. The QS7001 will be open for customers to develop and load their own firmware, while the QVault TPM will feature a pre-provisioned FIPS 140-3 and TCG certified Trusted Platform Module stack.

Strategic Partnerships and Custom Solutions

SEALSQ has initiated strategic discussions with several large electronic manufacturers to develop custom quantum-resistant chips derived from the QS7001, integrating application-specific customer requirements. This move is a pivotal step in SEALSQ’s commercial and industrial strategy, creating a new pipeline of business opportunities and revenues. This initiative aligns with SEALSQ’s project to build a Semiconductor Design and Personalization center, fueling the company’s upcoming customization activity.

OSAT Developments

SEALSQ is in final negotiations with the Spanish government to establish a high-performance cybersecurity chip design and customization center in the Region of Murcia. This collaboration with WISeKey, Odin, and T-Protege leverages their specialization in cybersecurity research projects and aligns with the Strategic Project for the Economic Recovery and Transformation of Microelectronics and Semiconductors in Spain (PERTE Chip), which aims to mobilize 12.25 billion euros by 2027.

SEALSQ continue to aim to develop an OSAT in the United States and has incorporated SEALSQ USA Ltd to support this project. The Company continues to explore funding opportunities relating to this project including those available under Government incentive schemes. The US-based Outsourced Semiconductor Assembly and Test (OSAT) facility is anticipated to provide comprehensive testing services, including wafer tests and final tests, as well as assembly services such as QFN, BGA, and WLCSP. This facility will focus on SEALSQ's semiconductor technologies, including post-quantum cryptography and artificial intelligence, heralding a transformative era for semiconductor technology by integrating quantum-resistant cryptographic capabilities directly into semiconductor architectures.

SEALSQ is also in negotiations for two major projects in the Middle East, and the Far East to develop Semiconductor Personalization Centers through Public-Private Partnerships (PPP). These centers will implement similar processes, run by experienced hardware designers using RISC-V technology, ensuring the highest security standards and certifications from bodies such as Common Criteria and NIST.

Governments, including the US and EU, are currently establishing incentives to increase supply chain resilience, emphasizing the need for SEALSQ’s expanded operations. In the US, the International Technology Security and Innovation (ITSI) Fund, under the CHIPS Act of 2022, provides $500 million to promote secure and trustworthy telecommunications networks and ensure semiconductor supply chain security. The EU Chips Act, with a 45 billion euro budget, aims to increase supply chain resilience and safeguard European sovereignty. In today's tech-driven world, control over semiconductor supply is not just an economic advantage, it is a national security imperative. SEALSQ’s initiative empowers countries to establish local semiconductor personalization centers, ensuring uninterrupted access to these critical components.

Root Certificate Authority Approval and PKI Services

In 2024, SEALSQ’s Root Certificate Authority (CA) was approved by the CSA for Matter device attestation, becoming a Product Attestation Authority (PAA). SEALSQ enables companies to access Device Attestation Certificates (DACs) through the INeS managed “PKI as a Service” platform, without investing in hardware infrastructure. SEALSQ will offer a complete range of FIPS Certified Secure Elements with pre-provisioned keys and DACs for authentication under the Matter Protocol.

Market Outlook and Growth Projections

We believe that the market is regaining strength as global chip demand increases, positioning SEALSQ’s new generation semiconductors to meet emerging post-quantum cybersecurity requirements.

SEALSQ is strategically positioned to convert its new initiatives into substantial revenue streams over the next five years, leveraging the expanding IoT market. Key areas of growth include:

1.	Quantum-Resistant Semiconductor Sales: With the growing demand for secure IoT devices, SEALSQ’s post-quantum chips will be integral to smart homes, autonomous vehicles, and industrial IoT applications. Significant sales growth is anticipated starting in 2025 as the new chips enter full-scale production and distribution.
2.	PKI and RoT Services: Increased demand for secure identity verification and data encryption will drive recurring revenue from device attestation and certificate lifecycle management services.
3.	Consulting and Custom Solutions: Strategic partnerships for custom quantum-resistant chips will generate revenue through development contracts and licensing fees.

SEALSQ’s commitment to innovation and security ensures it remains at the forefront of the digital transformation landscape, driving growth and maintaining its leadership in the industry.

About SEALSQ:

SEALSQ focuses on selling integrated solutions based on Semiconductors, PKI and Provisioning services, while developing Post-Quantum technology hardware and software products. Our solutions can be used in a variety of applications, from Multi-Factor Authentication tokens, Smart Energy, Smart Home Appliances, and IT Network Infrastructure, to Automotive, Industrial Automation and Control Systems.

Post-Quantum Cryptography (PQC) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as RSA and Elliptic Curve Cryptography (ECC). PQC aims to develop new cryptographic methods that are secure against quantum attacks.

For more information please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipates will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

All forward-looking statements, if any, in this release represent the Company’s judgment as of the date of this release. SEALSQ Corp does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 / lcati@equityny.com Katie Murphy Tel: +212 836-9612 / kmurphy@equityny.com